December 2, 2009

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin L. Vaughn

RE:	Teradyne, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Quarter Ended October 4, 2009
Form 8-K filed on October 29, 2009
File No. 001-06462

Ladies and Gentlemen:

Further to my conversation yesterday with Tara Harkins, Staff Accountant at the Securities and Exchange Commission, I am writing to you on behalf of Teradyne, Inc. (the “Company”), to respond to your letter dated November 30, 2009 to the Company. The letter sets forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) and requests a response to the comments within 10 business days, or else a notification of when such a response will be provided.

The Company will not be able to gather a complete response to the Staff’s comments within 10 business days, but the Company intends to respond fully by January 8, 2010.

If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (978) 370-1189.

Sincerely,

/s/ Charles J. Gray

Charles J. Gray

Vice President and General Counsel,

Teradyne, Inc.